FORM 4 ☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF
CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940	OMB APPROVAL OMB Number: 3235-0287 Expires: PENDING Estimated average burden hours per response .... 0.5

1.	Name and Address of Reporting Person*			2.	Issuer Name and Ticker or Trading Symbol			6.	Relationship of Reporting Person(s) to Issuer (Check all applicable)
	LAUER	THOMAS	W.		ITT Educational Services, Inc. ESI				Director	10% Owner

	(Last)	(First)	(Middle)	3.	I.R.S. Identification Number of Reporting Person (voluntary)	4.	Statement for Month/Year		X Officer (give title below)	Other (specify below)
	5975 Castle Creek Parkway, North Drive						February 2002		Senior Vice President

(Street)						5.	If Amendment, Date of Original (Month/Year)	7.	Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than
	Indianapolis	IN	46250						One Reporting Person

	(City)	(State)	(Zip)
				Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned at End of Month	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)
			(Month/ Day/ Year)									(Instr. 3 and 4)
					Code	V		Amount	(A) or (D)	Price

	Common Stock		02/28/02		M			11,250 shares	A	$11.945

	Common Stock		02/28/02		S			11,250 shares	D	$43.000

	Common Stock		02/28/02		M			18,750 shares	A	$24.250

	Common Stock		02/28/02		S			10,250 shares	D	$43.000

	Common Stock		02/28/02		S			400 shares	D	$43.010

	Common Stock		02/28/02		S			500 shares	D	$43.500

	Common Stock		02/28/02		S			200 shares	D	$43.550

	Common Stock		02/28/02		S			200 shares	D	$43.590

	Common Stock		02/28/02		S			5,000 shares	D	$43.600

	Common Stock		02/28/02		S			1,800 shares	D	$43.650

	Common Stock		02/28/02		S			200 shares	D	$43.700

	Common Stock		02/28/02		S			200 shares	D	$43.710		8,903 shares		D

												756 shares (1)		I	By 401(k) Plan

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.	(Over)
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).	SEC 1474 (7-97)

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM
DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

FORM 4 (Continued)	Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6.	Date Exercisable and Expiration Date (Month/Day/Year)

							Code	V		(A)	(D)		Date Exercisable	Expiration Date

Stock Option (Right to Buy)			$11.945		02/28/02		M				11,250		(2)	02/14/06

Stock Option (Right to Buy)			$24.250		02/28/02		M				18,750		(3)	02/12/07

7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10.	Ownership Form of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Title	Amount or Number of Shares

	Common Stock		11,250			0		D

	Common Stock		18,750			0		D

Explanation of Responses:
(1) From January 16, 2002 through February 15, 2002, the reporting person acquired 8 shares of ESI common stock under the ESI 401(k) plan.
(2) The option vested in three equal installments on February 12, 1997, 1998 and 1999.
(3) The option vested in three equal installments on February 10, 1998, 1999 and 2000.

	/s/ Thomas W. Lauer	March 5, 2002
**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	**Signature of Reporting Person	Date

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Page 2 SEC 1474 (7-97)